

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Mark Gordon
Chief Executive Officer
Odyssey Marine Exploration, Inc.
205 S. Hoover Boulevard
Suite 210
Tampa, Florida 33609

      Re: Odyssey Marine Exploration, Inc.
         Registration Statement on Form S-3
         Filed December 10, 2021
         File No. 333-261592

Dear Mr. Gordon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at 202-551-3162 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: David M. Doney, Esq.